UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66803 / April 13, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14794

_____

In the Matter of
                                                                    :
ADVANCED GROWING SYSTEMS, INC.,                :
ADVANTAGE CAPITAL                                      :
  DEVELOPMENT CORP.,                                 :   ORDER MAKING FINDINGS
AMAZON BIOTECH, INC.,                                  :   AND REVOKING
ANDOVER HOLDINGS, INC.                              :   REGISTRATIONS BY DEFAULT
  (n/k/a ANDOVER ENERGY HOLDINGS, INC.),  :   AS TO FOUR RESPONDENTS
BRAVO! BRANDS, INC., and                            :
BSML, INC.                                                      :

_____

       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on March 9, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Advanced Growing Systems, Inc. (Advanced Growing), Advantage Capital Development Corp. (Advantage Capital), Bravo! Brands, Inc. (Bravo!), and BSML, Inc. (BSML), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

       The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by March 12, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). To date, Respondents have not filed Answers, which were due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160, .220(b). On March 27, 2012, Respondents were ordered to show cause, by April 10, 2012, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference was held on March 29, 2012, at which Respondents did not appear.

       Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

---

[1] Amazon Biotech, Inc., and Andover Holdings, Inc. (n/k/a Andover Energy Holdings, Inc.), filed Answers to the OIP and remain in the proceeding.

Advanced Growing (CIK No. 1369608) is a revoked Nevada corporation located in Alpharetta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Growing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $2,022,516 for the prior nine months. As of March 6, 2012, the common stock of Advanced Growing was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Advantage Capital (CIK No. 54175) is a permanently revoked Nevada corporation located in Aventura, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advantage Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2006, which reported a net loss of $327,769 for the prior nine months. As of March 6, 2012, the common stock of Advantage Capital was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bravo! (CIK No. 1061029) is a void Delaware corporation located in North Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bravo! is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $29,393,750 for the prior three months. On September 21, 2007, Bravo! filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was still pending as of March 6, 2012. As of March 6, 2012, the common stock of Bravo! was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BSML (CIK No. 866734) is an expired Utah corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BSML is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 28, 2009, which reported a net loss of $598,000 for the prior thirteen weeks. On April 8, 2011, BSML filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was converted to a Chapter 11 proceeding on May 3, 2010, subsequently reconverted to a Chapter 7 proceeding on January 12, 2011, and was still pending as of March 6, 2012. As of March 6, 2012, the common stock of BSML was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).  Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.  17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.  Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

## ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Advanced Growing Systems, Inc., Advantage Capital Development Corp., Bravo! Brands, Inc., and BSML, Inc., is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge